Mineral Development, Inc.
- ------------------------------------------------------------------
1996 Annual Report
For the Nine Month Transition Period ended December 31, 1995

Dear Shareholders:

     I believe that Mineral Development, Inc. is poised for change and growth. For years, the Company's activities have been limited by capital constraints, and as such, the Company has been prevented from maximizing all opportunities available to it. The Board of Directors has formulated a master plan, which we expect will improve the capital structure of the Company and provide a solid base for growth.

     The shareholder meeting scheduled in June 1996 is the first step in this plan. At the meeting, the shareholders will be asked, among other things, to consider and approve the following proposals:

     1) the election of four new directors and myself as a continuing director;

     2) an amendment to the Company's Articles of Incorporation to change the name of the Company to EXCO Resources, Inc.; and

     3) an amendment to the Company's Articles of Incorporation to effect a one-for-five reverse stock split of the Company's common stock.

We anticipate that these changes will allow the Company to approach the capital markets for additional funding and, ultimately, to seek listing on The Nasdaq National Market.

     The results for the nine month transition period ended December 31, 1995 were mixed. (In February 1995, the Company changed its fiscal year to December 31, resulting in the nine month reporting period.) Specifically, the Company reported a net loss of $343,714, or $.10 per share, for the nine month period ended December 31, 1995. A significant portion of this loss was attributable to depletion expense taken on non-producing oil and gas properties. Revenues for the nine month period ended
December 31, 1995, were $751,384 compared to $679,888 for the corresponding period in 1994, an increase of 11%.

     Production for the current nine month period was 18,526 barrels of oil and 181,121 Mcf of gas versus 16,085 barrels of oil and 164,352 Mcf of gas for the comparable period in 1994. This is an increase of 15% and 10%, respectively. Average oil and gas prices for the nine month period ended December 31, 1995, were $16.49 per barrel and $1.40 per Mcf, respectively.

     A significant improvement was noted in estimated gas reserves. Independent petroleum engineers estimated the Company's proved (developed and undeveloped) reserves at December 31, 1995 to be 147,986 barrels of oil and 4,956,884 Mcf of gas. Gas reserves at December 31, 1995, increased 127% over 1994 year-end estimated reserves of 2,187,366 Mcf. This increase in gas reserves is primarily attributable to the Company's 1995 reserve acquisition in the Logansport Field in DeSoto Parish, Louisiana. Oil reserves decreased 34% from the previous year's estimate of 224,916 barrels. The proved reserve value at December 31, 1995 was valued at $4,004,595 as compared to $3,118,035 for the fiscal year ended March 31, 1995. These reserves are in a proved non-producing category, and there is risk associated with the recovery of these revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Forward-Looking Information-Cautionary Statements." (Reserve evaluations were estimated utilizing guidelines of the Securities and Exchange Commission with year-end pricing, discounted at 10%.)

     I would like to thank the loyal employees who have worked diligently to make the Company a success. I would particularly like to thank Richard D. Collins, W.R. Granberry, Glenn L. Seitz and John A. Schlensker for their services as Directors of the Company. Their hard work and insight has guided the Company through some difficult times.

     Also, I would like to thank our long time shareholders who have persevered with us.

     I look forward to the future of EXCO Resources, Inc. with you.

                                Sincerely,



                                David N. Fitzgerald
                                Chairman of the Board, President
                                and Chief Executive Officer

     Other than historical and factual statements, the matters and items discussed in this Annual Report on Form 10-K are forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Certain factors that could contribute to such differences are discussed in the forward-looking statements and are summarized in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements - Cautionary Statements."


                              THE COMPANY

     Mineral Development, Inc. is an independent oil and gas company engaging in onshore oil and gas exploration, development and production in the continental United States. The Company, a Texas corporation incorporated in 1955, presently conducts its exploration, production and acquisition activities primarily in Texas, Illinois and Louisiana.


                        SELECTED FINANCIAL DATA

     Selected Financial Data for the nine months ended December 31, 1995 and the fiscal years ended March 31, 1993, 1994 and 1995:


                                                                Fiscal Year Ended March 31,
                                      Nine Months Ended         ---------------------------
                                      December 31, 1995         1995            1994            1993            1992
                                      -----------------         ----            ----            ----            ----
Operations
- ----------
Revenues                              $  751,384                $  866,411      $1,040,829      $1,141,627      $ 968,298
Net income (loss) before
 extraordinary item                     (343,714)                 (167,990)         45,738         120,337        (33,782)
Extraordinary items(1)                         0                         0               0         49,477               0
Net income (loss)                       (343,714)                 (167,990)         45,738         169,814        (33,782)

Net income (loss) per share
 before extraordinary item(2)               (.10)                     (.05)            .02             .04           (.01)
Extraordinary item per share(1)(2)             0                         0               0             .02              0
Net income (loss) per share (2)(3)          (.10)                     (.05)            .02             .06           (.01)

Balance Sheet
- -------------
Current assets                        $  581,524                $  577,388      $  455,945      $  419,447      $ 391,786
Current liabilities                      861,414                   652,434         418,221         364,140        445,957
Working capital (deficit)               (279,890)                  (75,046)         37,724          55,307        (54,171)
Total assets                           1,530,687                 1,641,548       1,453,450       1,267,016      1,169,642
Long-term debt                            39,548                    15,675          18,800          18,004          8,627
Shareholders' equity                     629,725                   973,439       1,016,429         884,872        715,058

Current ratio                           .68 to 1                  .88 to 1       1.09 to 1       1.15 to 1       .88 to 1


- ---------------------
(1) The extraordinary gain in fiscal 1993 was due to the utilization of the Company's net operating loss carryforward.

(2) Per share data has been restated to reflect the l-for-10 reverse stock split effective March 2, 1992.

(3) The Company has not declared nor paid any dividends during any of the periods presented.


      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

     Comparison of Nine Months Ended December 31, 1995 and 1994 (Unaudited). On February 13, 1996, the Company changed its fiscal year end from March 31 to December 31. Accordingly, the following comparison is for the nine month transition period ended December 31, 1995 and the nine month period ended December 31, 1994.

     The net loss for the nine months ended December 31, 1995 was $343,714, or $.10 per share, compared to a net loss of $59,705, or $.02 per share, in the prior nine month period. This difference of $284,009 was primarily the result of an increase in expenses, as discussed below.

     Oil and gas sales increased $68,301 to $559,844 for the nine months ended December 31, 1995, from $491,543 in the prior nine month period, a 14% increase. Oil production and gas production for the nine months ended December 31, 1995 increased 15% and 10%, respectively, from the prior nine month period. These increases were primarily attributable to the production from several successful workovers and newly completed wells overshadowing the continued depletion of existing properties. Oil prices and gas prices for the nine months ended December 31, 1995 were 8% higher and 6% lower, respectively, than such prices in the comparable prior nine month period.

     Management fees and other income increased $14,403, or 8%, to $191,540 for the nine months ended December 31, 1995 versus
$177,137 in the nine months ended December 31, 1994. Management fees and other income primarily include overhead fees, well supervision and interest income. The increase was due to a slightly higher level of operated drilling and maintenance activities.

     The Company's costs and expenses increased $355,505, or 48%, from $739,593 for the nine months ended December 31, 1994 to $1,095,098 for the nine months ended December 31, 1995. This increase was primarily due to a $166,840 increase in depreciation, depletion and amortization, and to a $129,453 increase in general and administrative expenses. Depreciation, depletion and amortization expenses were $233,958 and $67,118, respectively, for
the nine month periods ended December 31, 1995 and 1994.   This
249% increase was attributable to the significant depletion expense taken on non-producing reserves. General and administrative expenses were $480,446 and $350,993, respectively, for the nine months ended December 31, 1995 and 1994, respectively. The 37% increase between the nine month periods is the result of the current period including nine months of expenses related to the employment of a new Chairman of the Board, President and Chief Executive Officer versus only four months of expenses reflected in the previous nine month period.

Comparison of Fiscal Years Ended March 31, 1995 and 1994

     The net loss for fiscal year ended March 31, 1995 was $167,990, $0.05 per share, compared to net income of $45,738, $0.02 per share in fiscal 1994. This difference of $213,728 was primarily the result of a decrease in revenue, as discussed below.

     Oil and gas sales decreased $89,286, or 12.5%, to $625,790 in fiscal year ended March 31, 1995 from $715,076 in fiscal 1994. Fiscal year ended March 31, 1995 oil production was 24% lower than 1994 as the Company experienced continued depletion of current properties with new wells being added only at year end. However, gas production was 34% higher reflecting the acquisition of new interests and one highly successful workover. On the basis of 6 mcf of gas being equivalent to 1 barrel of oil, total fiscal 1995 production increased 6%. The decline in total oil and gas revenues of 12.5% was due to a 5% increase in oil prices being more than offset by a 29% decrease in gas prices. Had oil and gas prices remained unchanged from fiscal 1994 to fiscal 1995, oil and gas revenues would have increased 3%.

     Management fees and other income decreased $62,526, or 21%, to $232,940 in fiscal 1995. The decrease was due to a combination of a lower level of operated drilling and repair activities and slightly fewer wells operated on average for fiscal 1995 than for fiscal 1994.

     The Company's costs and expenses increased $39,310, or 4%. Most of the $121,179 increase in general and administrative expense was offset by reductions in oil and gas production costs and dryhole and abandonment costs. The increased general and administrative expense was primarily due to the hiring of a new Chairman of the Board, President and Chief Executive Officer in August 1994.

Comparison of Fiscal Years Ended March 31, 1994 and 1993

     The net income for fiscal 1994 was $45,738, $0.02 per share, compared to $169,814, $0.06 per share, in fiscal 1993. The
$124,076 difference was primarily the result of a decrease in oil and gas revenue, as discussed below.

     Oil and gas sales decreased $115,072, or 14%, to $715,076 in fiscal 1994 from $830,148 in fiscal 1993 due mostly to the significant decrease in the average oil price per barrel received by the Company in fiscal 1994 and the normal declines from depletion, dispositions and abandonments, which more than offset revenues received from the acquisition of interests in producing wells and successful workovers on certain of the Company's wells and the increase in the average sales price per Mcf ($2.02 in fiscal 1994 compared to $1.78 in fiscal 1993). The lower price per barrel in fiscal 1994 ($14.92) compared to fiscal 1993 ($19.18) was due to a temporary cyclical fluctuation, which as of the date of this report has been almost completely reversed.

     Management fees and other income decreased $7,781, or only 2.6%, from $303,247 in fiscal 1993 to $295,466 in fiscal 1994.
Management fees and other income primarily include overhead fees, well supervision and interest income. Gain on disposition of property and equipment was $30,287 for fiscal 1994 compared to $8,232 for fiscal 1993. These gains or losses are entirely dependent upon the frequency and magnitude of sales of properties that management determines to sell and the disposition and book value of properties plugged or otherwise disposed.

     The Company's costs and expenses increased by $23,278, or 2%, from $971,813 in fiscal 1993 to $995,091 in fiscal 1994. Oil and gas production costs increased $8,983, or 2%, to $458,891 in fiscal 1994 from $449,908 in fiscal 1993 due to the additional costs related to the acquired interests in producing wells, which more than offset the cost savings efforts during the year. Dry hole and abandonment costs increased to $44,141 in fiscal 1994 from $36,040 in fiscal 1993. Changes in this item are due to the timing and frequency of wells and/or acreage that are drilled and/or abandoned during any particular year. Depreciation, depletion and amortization decreased $30,538, or 22% from $140,350 in fiscal 1993 to $109,812 in fiscal 1994 as a result of a large write-down on several properties for book purposes in fiscal 1993 as well as a decrease in oil production volumes. General and administrative costs were $377,536 for 1994 as compared to $343,341 in 1993, an increase of $34,195, or 10%, due to relatively small increases in a variety of items.

     For the fiscal year ended March 31, 1994, the Company utilized its net operating loss carryforward to offset the charge for federal income tax, and as a result, recorded a $6,861 benefit.

Liquidity and Capital Resources

     The Company's working capital at December 31, 1995 was a negative $279,890 as compared to a negative $75,046 at March 31, 1995. This $204,844 decrease resulted from the utilization of Company funds for property acquisitions, well workovers and capital expenditures on new wells and also from increased general and administrative expenses as discussed above. Historically, the Company has funded its oil and gas activities through cash flow from operations, bank borrowings, equity capital from private sales of stock and agreements with industry participants.

     The Company's increase in cash of $75,057 for the nine months ended December 31, 1995, was due to net borrowings of $181,054 being partially offset by net cash used for property and equipment acquisitions of $101,822 and net cash used in operations of $4,175. Cash decreased $43,157 for the nine months ended December 31, 1994, due to $125,000 in proceeds from Common Stock issued being more than offset by cash used in operations of $27,421, net property and equipment acquisitions of $119,534 and repayments of long-term debt of $21,202. For the fiscal years ended March 31, 1995 and 1994, cash increased $62,465 and $74,348, respectively, due to cash flow from operations and Common Stock issuances exceeding cash used for net property and equipment acquisitions and debt repayments.

     At December 31, 1995, the Company had a short-term bank note payable in the amount of $200,000 and long-term debt (excluding current portion) of approximately $40,000. At the date of this report, the short-term note was paid in full through proceeds received upon the exercise of an outstanding stock option described below. At the date of this report, the Company did not have any significant financing facility.

     On March 29, 1996, William R. Granberry, a director of the Company and former Chairman of the Board, President and Chief Executive Officer, exercised his stock option and purchased 600,000 shares of the Company's Common Stock at $.375 per share, thus generating $225,000 in cash for the Company. Proceeds were primarily used to pay off the short-term bank note mentioned above. During the fiscal year ended March 31, 1995, the Company issued 300,000 shares of Common Stock to two directors, David N. Fitzgerald and William R. Granberry, resulting in $125,000 of new capital.

     Management is of the opinion that the Company's cash flow and funds from the sale of additional equity capital will be adequate to meet its current obligations as well as fund additional property acquisitions, new projects, and generation and/or participation in new drilling and recompletion work.

     The Company has announced its intention to hold its annual meeting of shareholders in June 1996, at which meeting the shareholders will vote on proposals to elect a new slate of directors, to change the name of the Company and to effect a one for five reverse stock split of the Common Stock. The Company also expressed its intention to file a Registration Statement with the Commission relating to the public offering of up to 5,000,000 post-split shares of the Common Stock. The proceeds of this offering, if successful, would be used for the acquisition of producing oil and gas properties as well as further development activities in any acquired properties. The timing and size of any acquisition and the associated capital commitments are unpredictable. Proceeds of the contemplated offering would also assist the Company in meeting certain Nasdaq listing requirements. There is no assurance that the Company will be successful in registering its Common Stock for sale or in selling all or any portion of the Common Stock offered. The offering, if made, will be made only by means of a prospectus.

     In anticipation of its proposed equity offering, the Company has agreed to employ Charles W. Gleeson as President and Chief
Executive Officer effective June 1, 1996, provided the proposed offering is successfully completed.

Inflation and Changing Prices

     The impact of inflation, as always, is difficult to assess. During the three fiscal years ended March 31, 1995 and the nine months ended December 31, 1995, the oil and gas industry remained depressed. As a result, the Company experienced continued weakness in demand and in prices received for its oil and gas production. The general softening of the market has; however, also reduced the cost of labor, materials, contract services and other operating costs. The Company cannot anticipate whether the present trend of low inflation will remain; however, a sudden increase in inflation and/or an increase in operating costs coupled with a continuation of low oil prices could have an adverse effect on the operations of the Company.

Forward-Looking Information - Cautionary Statements

     Other than the historical and factual matters set forth herein, the matters and items set forth in this report are forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following:

     Certain Industry and Marketing Risks. The Company's operations are subject to the risks and uncertainties associated with drilling for, and production and transport of, oil and gas. The Company must incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. Drilling activities are subject to numerous risks, including the risk that no commercial productive oil or gas reservoirs will be encountered. The Company's operations may be materially curtailed, delayed or cancelled as a result of numerous factors, including the presence of unanticipated pressure or irregularities in formations, accidents, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. The Company's prospects for future growth and profitability will depend predominately on its ability to replace present reserves through acquisition as well as its ability to successfully develop additional reserves. The Company's ability to market its oil and gas production is dependent upon the availability and capacity of oil and gas gathering systems and pipelines. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and in demand all could materially adversely affect the Company's ability to market its oil and gas production.

     Uncertainty of Estimates of Oil and Gas Reserves. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. This report contains an estimate of the Company's proved oil and gas reserves and the estimated future net revenue therefrom based upon reports of the Company's independent petroleum engineers. Such reports rely upon various assumptions, including assumptions required by the Commission as to constant gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating gas and oil reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir. As a result, such estimates are inherently an imprecise evaluation of reserve quantities or the future net revenue therefrom. Actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable gas and oil reserves may vary substantially from those assumed in the estimate. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this report. In addition, the Company's reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing gas and oil prices and other factors.

     Development of Additional Reserves. The Company's future success, as is generally the case in the industry, depends upon its ability to find, develop and acquire additional gas and oil reserves that are economically recoverable. Except to the extent that the Company conducts successful development activities or acquires properties containing proved reserves, the Company's proved reserves will generally decline as reserves are produced. There can be no assurance that the Company will be able to find additional reserves or that the Company will drill economically productive wells or acquire properties containing proved reserves.

     Effects of Changing Oil and Gas Prices. The future financial condition and results of operations of the Company depend upon the prices it receives for its oil and gas production and the costs of acquiring, developing and producing oil and gas. Oil and gas prices have historically been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to fluctuations in response to relatively minor changes in supply and demand, market uncertainty and a variety of other factors beyond the control of the Company. These factors include, without limitation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports, the level of consumer demand, government regulation and taxes, the price and availability of alternative fuels and general economic conditions. A significant reduction in oil or gas prices can adversely affect both the estimated amount and value of the Company's oil and gas reserves.

     Operating Hazards and Uninsured Risks. The Company's operations are subject to the risks inherent in the oil and gas industry, including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels.

     Government Regulation. Oil and gas operations are subject to certain federal, state and local laws and regulations that may be changed from time to time in response to economic and political conditions. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an increasing number of parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the effect or cost of compliance with such requirements or their effects on oil and gas use or prices. In addition, a number of legislative proposals have been introduced in Congress and state legislatures which, if enacted, would significantly affect the oil and gas industry. Such proposals involve among other things, the imposition of land use controls and certain measures designed to prevent oil and gas companies from acquiring assets in other energy areas. In view of the many uncertainties which exist with respect to any legislative proposals, the Company cannot predict the effect on the Company of any legislation which might be enacted.

     Substantial Competition. The oil and gas industry is highly competitive and there are many other companies engaged in the oil and gas business. Many of the companies with which the Company competes have substantially greater financial, technical and other resources and may have greater experience in the oil and gas business than the Company.

     Need for Additional Capital. The Company's ability to acquire and exploit oil and gas properties is dependent upon its ability to obtain necessary outside funding or to generate cash flow from operations. The Company anticipates attempting to raise additional capital through a registered public offering although there is no assurance that the Company will be able to raise any additional capital through the proposed offering or otherwise. The Company anticipates that the net proceeds of the proposed offering, together with any funds available from borrowings and potential funds generated from operations, will be adequate for its currently planned activities to develop its proved undeveloped and developed non-producing oil and gas reserves, but there is no assurance that such funds will be adequate. If additional capital is required for future acquisitions or exploitation activities and the capital available from internal or external sources is insufficient, the Company will be required to curtail its acquisition and exploitation activities and its ability to grow or replace reserves may be adversely affected.

                     INDEPENDENT AUDITOR'S REPORT



The Board of Directors
Mineral Development, Inc.


We have audited the accompanying balance sheets of Mineral Development, Inc. as of December 31, 1995 and March 31, 1995, and the related statements of operations, changes in stockholders' equity and cash flows for the nine months ended December 31, 1995 and the years ended March 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mineral Development, Inc. as of December 31, 1995 and March 31, 1995, and the results of its operations and its cash flows for the nine months ended December 31, 1995 and the years ended March 31, 1995 and 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II, as listed in the index to the financial statements, is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                   /s/ Belew Averitt LLP

March 22, 1996, except for Note 10
as to which the date is April 17, 1996
Dallas, Texas


                                                MINERAL DEVELOPMENT, INC.
                                                     BALANCE SHEETS
                                          DECEMBER 31, 1995 AND MARCH 31, 1995


                                                                 December 31,   March 31,
                                                                 1995           1995
                                                                 ------------   ---------
ASSETS
Current assets:
  Cash                                                           $  220,785     $  145,728
  Accounts receivable - trade (net of allowance for doubtful
    accounts of $37,056 and $31,830, respectively)                  359,546        430,467
  Other                                                               1,193          1,193
                                                                 ----------     ----------
     Total current assets                                           581,524        577,388
Property and equipment, at cost (Note 3):
  Undeveloped oil and gas properties                                 68,626        119,352
  Proved developed oil and gas properties, based on the
    successful efforts method                                     5,488,225      5,443,617
  Office and field equipment                                        372,248        350,728
                                                                 ----------     ----------
                                                                  5,929,099      5,913,697
  Allowance for depreciation, depletion and amortization         (4,979,936)    (4,849,537)
                                                                 ----------     ----------
                                                                    949,163      1,064,160
                                                                 ----------     ----------
                                                                 $1,530,687     $1,641,548
                                                                 ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                               $  475,872     $  327,959
  Joint interest prepayments                                         69,188        270,216
  Revenues and royalties payable                                     87,793         35,729
  Note payable (Note 2)                                             200,000              -
  Current portion of long-term debt (Note 3)                         28,561         18,530
                                                                 ----------     ----------
     Total current liabilities                                      861,414        652,434
Long-term debt, less current portion (Note 3)                        39,548         15,675
Commitments and contingencies (Note 7)                                    -              -
Stockholders' equity:
  Common stock, $.01 par value; 25,000,000 shares authorized,
   3,375,721 shares issued and outstanding (Note 5)                  33,757         33,757
  Capital in excess of par value                                  8,844,005      8,844,005
  Deficit                                                        (8,248,037)    (7,904,323)
                                                                 ----------     ----------
     Total stockholders' equity                                     629,725        973,439
                                                                 ----------     ----------
                                                                 $1,530,687     $1,641,548
                                                                 ==========     ==========

              See accompanying notes to financial statements.


                                                MINERAL DEVELOPMENT, INC.
                                                STATEMENTS OF OPERATIONS
                                    NINE MONTHS ENDED DECEMBER 31, 1995 AND 1994 AND
                                           YEARS ENDED MARCH 31, 1995 AND 1994

                                        Nine Months
                                        Ended December 31,            Year Ended March 31,
                                        ------------------            --------------------
                                        1995           1994           1995           1994
                                        ----           ----           ----           ----
                                                       (Unaudited)
Revenues:
  Oil and gas                           $  559,844     $491,543       $  625,790     $  715,076
  Management fees and other income         191,540      177,137          232,940        295,466
  Gain on disposition of property
    and equipment                                -       11,208            7,681         30,287
                                        ----------     --------       ----------     ----------
                                           751,384      679,888          866,411      1,040,829

Costs and expenses:
  Oil and gas production costs             333,444      302,168          403,541        458,891
  Dry hole and abandonment costs            42,257       16,890           21,555         44,141
  Depreciation, depletion and
    amortization                           233,958       67,118          106,489        109,812
  General and administrative               480,446      350,993          498,715        377,536
  Interest                                   4,993        2,424            4,101          4,711
                                        ----------     --------       ----------     ----------
                                         1,095,098      739,593        1,034,401        995,091
                                        ----------     --------       ----------     ----------
Income (loss) before income taxes         (343,714)     (59,705)        (167,990)        45,738
Income taxes (Note 4)                            -            -                -              -
                                        ----------     --------       ----------     ----------
Net income (loss)                       $ (343,714)    $(59,705)      $ (167,990)    $   45,738
                                        ==========     ========       ==========     ==========
Net income (loss) per share             $     (.10)    $   (.02)      $     (.05)    $      .02


                See accompanying notes to financial statements.


                                                MINERAL DEVELOPMENT, INC.
                                      STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                           NINE MONTHS ENDED DECEMBER 31, 1995
                                         AND YEARS ENDED MARCH 31, 1995 AND 1994


                                        Common Stock
                                        -------------                 Capital in
                                        Number of                     excess of
                                        shares         Amount         par value      Deficit        Total
                                        ------         ------         ----------     -------        -----
Balance at March 31, 1993               2,753,000      $27,530        $8,639,413     $(7,782,071)   $  884,872

Exercise of stock options (Note 5)        230,000        2,300            18,000               -        20,300

Issuance of common stock                   92,721          927            64,592               -        65,519

Net income                                      -            -                 -          45,738        45,738
                                        ---------      -------        ----------     -----------    ----------
Balance at March 31, 1994               3,075,721       30,757         8,722,005      (7,736,333)    1,016,429

Issuance of common stock                  300,000        3,000           122,000               -       125,000

Net loss                                        -            -                 -        (167,990)     (167,990)
                                        ---------      -------        ----------     -----------    ----------
Balance at March 31, 1995               3,375,721       33,757         8,844,005      (7,904,323)      973,439

Net loss                                        -            -                 -        (343,714)     (343,714)
                                        ---------      -------        ----------     -----------    ----------
Balance at December 31, 1995            3,375,721      $33,757        $8,844,005     $(8,248,037)   $  629,725
                                        =========      =======        ==========     ===========    ==========


                See accompanying notes to financial statements.


                                                MINERAL DEVELOPMENT, INC.
                                                STATEMENTS OF CASH FLOWS
                                      NINE MONTHS ENDED DECEMBER 31, 1995 AND 1994
                                         AND YEARS ENDED MARCH 31, 1995 AND 1994


                                                                 Nine months
                                                                 ended December 31,            Year ended March 31,
                                                                 ------------------            --------------------
                                                                 1995           1994           1995           1994
                                                                 ----           ----           ----           ----
                                                                                (Unaudited)
Cash flows from operating activities:
  Net income (loss)                                              $(343,714)     $ (59,705)     $(167,990)     $ 45,738
  Adjustments to reconcile net income
    (loss) to net cash provided (used) by operating activities:
    Depreciation, depletion and amortization                       233,958         67,118        106,489       109,812
    Gain on disposition of property and equipment                        -        (11,208)        (7,681)      (30,287)
    Loss on abandonment of property and equipment                   35,711              -              -             -
    (Increase) decrease in:
      Accounts receivable                                           70,921        143,012        (61,733)       31,390
      Other current assets                                               -              -          2,755         6,460
    Increase (decrease) in accounts payable and other
      current liabilities                                           (1,051)      (166,638)       243,072        72,806
                                                                 ---------      ---------      ---------      --------
  Net cash provided (used) by operating activities                  (4,175)       (27,421)       114,912       235,919

Cash flows from investing activities:
  Additions to property and equipment                             (140,923)      (137,736)      (189,609)     (182,106)
  Proceeds from disposition of property and equipment               39,101         18,202         30,349        52,314
                                                                 ---------      ---------      ---------      --------
  Net cash used by investing activities                           (101,822)      (119,534)      (159,260)     (129,792)

Cash flows from financing activities:
  Payment on line-of-credit                                              -              -              -       (25,000)
  Proceeds from note payable and long-term debt                    300,000              -          9,318             -
  Payments on long-term debt                                      (118,946)       (21,202)       (27,505)      (27,079)
  Proceeds from issuance of common stock                                 -        125,000        125,000        20,300
                                                                 ---------      ---------      ---------      --------
  Net cash provided (used) by financing activities                 181,054        103,798        106,813       (31,779)
                                                                 ---------      ---------      ---------      --------
Net increase (decrease) in cash                                     75,057        (43,157)        62,465        74,348

Cash at beginning of period                                        145,728         83,263         83,263         8,915
                                                                 ---------      ---------      ---------      --------
Cash at end of period                                            $ 220,785      $  40,106      $ 145,728      $ 83,263
                                                                 =========      =========      =========      ========
Supplemental information:
  Interest paid                                                  $   4,993      $   2,424      $   4,101      $  4,711
                                                                 =========      =========      =========      ========
  Income taxes paid                                              $       -      $       -      $       -      $      -
                                                                 =========      =========      =========      ========


Noncash activities -

     The Company acquired property and equipment for debt as follows:


                                             Nine months
                                             ended December 31,       Year ended March 31,
                                             ------------------       --------------------
                                             1995      1994           1995      1994
                                             ----      ----           ----      ----
                                                       (Unaudited)
Assets acquired                              $81,822   $23,203        $23,203   $49,200
Book value of assets traded-in               (28,972)        -              -   (15,050)
                                             -------   -------        -------   -------
     Debt incurred                           $52,850   $23,203        $23,203   $34,150
                                             =======   =======        =======   =======


     During the year ended March 31, 1995, the Company incurred a casualty loss relating to one of its vehicles. The insurance proceeds of $17,000 received for the loss were used to directly repay the related note payable.

     The Company issued 92,721 shares of common stock in the year ended March 31, 1994 for producing oil and gas properties valued at $65,519.

               See accompanying notes to financial statements.

                       MINERAL DEVELOPMENT, INC.

                     NOTES TO FINANCIAL STATEMENTS


NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

     Organization. Mineral Development, Inc. (Company), a Texas corporation, was formed in 1955. The Company's operations consist primarily of acquiring interests in producing oil and gas properties located in the continental United States. The Company also acts as the operator on certain of these properties and receives management fee income.

     Year-end change. On February 13, 1996, the Company changed its fiscal year-end from March 31 to December 31 effective December 31, 1995.

     Management estimates. In preparing financial statements in conformity with generally accepted accounting principles, the Company is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results may differ from management's estimates.

     Cash equivalents. The Company considers time deposits with original maturities of three months or less to be components of cash.

     Property and equipment. The Company accounts for oil and gas properties in accordance with the successful efforts method. Accordingly, costs to acquire mineral interests in oil and gas properties, to drill exploratory wells that find proved reserves and to drill and equip development wells, are capitalized. Geological and geophysical costs and costs to drill exploratory wells that do not find proved reserves are expensed.

     Depletion of proved oil and gas properties is computed on the basis of current gross production in relation to estimated future production of proved oil and gas reserves, based on current economic and operating conditions.

     Upon sale or retirement of depreciable property, the cost and related accumulated depreciation, depletion and amortization are removed and gain or loss is recognized. Maintenance and repairs are expensed as incurred; renewals and replacements that improve or extend the life of existing properties are capitalized.

     Upon determination that an oil or gas property is not commercially productive, the well is plugged and abandoned. Costs associated with plugging a well, including restoration and dismantlement costs, are expensed.

     Allowances are provided for the impairment of value associated with unproved oil and gas leases and for proved oil and gas properties when the carrying value of the properties exceeds the total discounted future net value of oil and gas reserves.

     Depreciation of office and field equipment is provided by the straight-line method over an estimated useful life of five years.

     Income (loss) per share. Income (loss) per share is based on the weighted average number of common shares and common share equivalents outstanding (December 31, 1995 - 3,375,721;
December 31, 1994 - 3,209,054; March 31, 1995 - 3,275,721;
March 31, 1994 - 2,926,254). The effects of common stock equivalents (Note 5) are antidilutive.

     Federal income tax. The Company utilizes the asset and liability method of computing deferred income taxes. In the event differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is considered necessary. A valuation allowance is provided for a portion or all of the deferred tax assets when it is more likely than not that such portion, or all of such deferred tax assets, will not be realized.

     Concentration of credit risk. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and trade receivables. The Company places its cash with high credit quality financial institutions. The Company has the right to offset certain of its trade receivables with payables related to properties it operates on behalf of joint interest owners. Consequently, management does not anticipate significant credit losses from such financial instruments.

     Advertising. The Company expenses the production costs of advertising and promotion expenditures as incurred. Advertising expense was not significant for the nine months ended December 31, 1995 and 1994 and the years ended March 31, 1995 and 1994.

NOTE 2.  NOTE PAYABLE

     At December 31, 1995, the Company had a $200,000 demand note payable outstanding to a bank. The note bears interest at the bank's prime lending rate adjusted every ninety days (eight and three-quarter percent at December 31, 1995) and is due in full on May 17, 1996. The note is collateralized by assets pledged by a director of the Company. The director also personally guaranteed the note.

NOTE 3.  LONG-TERM DEBT

     Long-term debt at December 31, 1995 and March 31, 1995 consisted of the following:

                                                                                December 31,    March 31,
                                                                                1995            1995
                                                                                ------------    ---------
  Notes payable to a finance company; monthly principal and interest
   payments of $1,423; interest at 9.9%; collateralized by equipment            $39,764         $     -

  Note payable to a finance company; monthly principal and interest
   payments of $762; interest at 10.9%; collateralized by equipment              15,701          20,986

  Note payable to a vendor, monthly principal and interest payments of
   $410, interest at 14%; unsecured                                               9,452              -

  Note payable to a finance company; monthly principal and interest
   payments of $375; interest at 8.9%; collateralized by equipment                3,192           6,267

  Note payable to a finance company; monthly principal and interest
   payments of $1,031; interest at 9.9%; collateralized by equipment                  -           6,952
                                                                                -------         -------
                                                                                 68,109          34,205
  Less current portion                                                          (28,561)        (18,530)
                                                                                -------         -------
                                                                                $39,548         $15,675
                                                                                =======         =======


     Maturities of long-term debt consist of the following:



     Year ending December 31,
     ------------------------
     1996                                  $28,561
     1997                                   27,525
     1998                                   12,023
                                           -------
                                           $68,109
                                           =======


NOTE 4.  INCOME TAXES

     No tax provision was required for the periods ended
December 31, 1995, December 31, 1994 and March 31, 1995 as the
Company incurred a loss. Income tax expense at March 31, 1994 of $6,861 (fifteen percent effective tax rate) was offset by the utilization of a net operating loss carryforward.

     Deferred taxes resulted from differences between financial statement and tax bases of assets and liabilities as well as unused tax losses and credit carryforwards. Temporary differences and carryforwards that comprise deferred taxes at December 31, 1995 were approximately as follows:


     Depreciation, depletion and amortization,
       including percentage
       depletion carryforwards                            $   94,000
     Allowance for doubtful accounts                          13,000
     Net operating loss carryforward                       2,336,000
     Investment tax credit carryforward                      135,000
                                                          ----------
                                                           2,578,000
     Less:  Valuation allowance                           (2,578,000)
                                                          ----------
                                                          $        -
                                                          ==========


     At December 31, 1995, the Company had net operating loss carryforwards and investment tax credit carryforwards of approximately $6,870,000 and $135,000, respectively, which may be applied against future taxable income. If unused, such carryforwards expire in varying amounts from 1996 to 2011. Under current tax law, the Company could lose substantial future benefit of its carryforwards should there be a significant change in ownership. Due to the uncertainty of utilizing such carryforwards in future years, all of the deferred tax assets resulting from such carryforwards have been included in the valuation allowance.

NOTE 5.  COMMON STOCK OPTIONS

     In August, 1994, the Company approved a stock option plan
(Plan), whereby options may be granted to selected employees to purchase an aggregate of 1,000,000 shares of the Company's authorized common stock. Under the Plan, options to purchase shares will be granted at a price determined by the Company's stock option committee, but in no event will it be less than one hundred percent of the fair market value per share at the time of grant. The Plan terminates in August, 2004.

     In August, 1994, options to purchase 400,000 and 200,000 shares of common stock were granted to an officer/director under a non-qualified stock option agreement and an incentive stock option agreement, respectively. Under both of these agreements, the option price is $.375 per share. Because the Plan and the related incentive stock option grant was not approved within one year of the Plan's adoption, the incentive stock option grant is now a nonqualified option grant. The officer/director options expire March 31, 1996 due to the resignation of the officer/director effective December 31, 1995. Subsequent to December 31, 1995, these options were exercised prior to their expiration.

     The following table sets forth stock option transactions for the nine months ended December 31, 1995 and the years ended March
31, 1995 and 1994:

                                                                Option Price
                                                Number of       --------------
                                                Shares          Per share       Total
                                                ---------       ---------       -----
     Outstanding at March 31, 1993               200,000        $ .10           $ 20,000
     Granted                                      30,000        $ .01                300
     Exercised                                  (230,000)                        (20,300)
                                                --------        -----           --------
     Outstanding at March 31, 1994                     -            -                  -
     Granted                                     600,000        $.375            225,000
                                                --------        -----           --------
     Outstanding at March 31, 1995
      and December 31, 1995                      600,000                        $225,000
                                                ========                        ========


NOTE 6.  RELATED PARTY TRANSACTIONS

     Certain directors of the Company, and the companies with which they are affiliated, participate in oil and gas joint ventures with the Company upon substantially the same terms and conditions as unrelated parties. In addition, the Company has purchased certain oil and gas prospects as well as drilling services and oil field supplies and services in the normal course of business from companies in which certain directors have financial interests. For the year ended March 31, 1994, the Company had purchased oil and gas prospects totaling $19,025 from related parties. No significant purchases were made during the periods ended
December 31, 1995, December 31, 1994 or March 31, 1995.

NOTE 7.  COMMITMENTS AND CONTINGENCIES

     The Company leases office space under an operating lease that expires in November, 1996. Rent expense was approximately $32,000, $26,700, $36,100 and $30,800 for the nine months ended December 31, 1995 and December 31, 1994 and the years ended March 31, 1995 and March 31, 1994, respectively. As of December 31, 1995, the Company's future minimum rental payments required under the operating lease was $34,342 for the year ending December 31, 1996.

     The Company entered into an employment agreement with its former President through August 29, 1996 which provides for a minimum annual salary, adjusted for incentives as determined by the Board of Directors of the Company. Effective December 31, 1995, the agreement was terminated due to the resignation of this individual. No costs will be due under this agreement subsequent to resignation.

NOTE 8.  SIGNIFICANT CUSTOMERS

     The Company sells a portion of its oil and gas production to what is considered significant customers. During the periods ended December 31, 1995, December 31, 1994, March 31, 1995 and March 31, 1994, sales to significant customers accounted for twenty-eight percent, thirty percent, twenty-nine percent and thirteen percent, respectively, of the Company's revenues.

NOTE 9.  ENVIRONMENTAL REGULATION

     Various Federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company's operations and costs of oil and gas exploration, development and production operations. It is not anticipated that the Company will be required in the near future to expend amounts material in relation to its total capital expenditure program by reason of environmental laws and regulations, but because such laws and regulations are constantly being changed, the Company is unable to predict the conditions and other factors, over which the Company does not exercise control, that may give rise to environmental liabilities.

NOTE 10.  SUBSEQUENT EVENT

     The Company is actively seeking additional capital and has announced that it intends to file a registration statement with the Securities and Exchange Commission relating to a public offering of up to 5,000,000 post-split shares of its common stock. The Company also contemplates a one-for-five reverse stock split subject to shareholder approval. The proceeds of the anticipated offering would be used for acquisitions of producing oil and gas properties and would assist the Company in meeting certain Nasdaq listing requirements. Any offering will be made only by means of a prospectus.

     On March 29, 1996, the options to purchase 600,000 shares of common stock were exercised for $225,000. The proceeds were used to repay the $200,000 note payable to bank.

     The Company has entered into an employment agreement with Mr. Charles Gleeson for the position of President and Chief Executive Officer of the Company. The agreement provides for a minimum annual salary, adjusted for incentives, as determined by the Board of Directors for the period June 1, 1996 through June 1, 1999.

     Additionally, the employment agreement stipulates the Company's stock option plan be amended to increase the number of pre-split shares of the Company's common stock subject to the grant of options from 1,000,000 to 2,000,000. Options to purchase 500,000 pre-split shares of the Company's common stock are to be granted to Mr. Gleeson at a purchase price per share of $.60. The options are to have a ten-year term.

     The employment agreement will not become effective unless the Company is successful in raising a minimum of $9,000,000 in its contemplated registered public offering.

                       MINERAL DEVELOPMENT, INC.

                 SUPPLEMENTARY OIL AND GAS DISCLOSURES



A.   Capitalized Cost (unaudited)

     The Company's net investment in oil and gas producing properties was as follows:

                                                           December 31,   March 31,       March 31,
                                                           1995           1995            1994
                                                           ------------   ---------       ---------
Capitalized cost of proved properties                      $5,488,225     $5,443,617      $5,459,810

Accumulated depreciation, depletion and amortization       (4,716,768)    (4,575,527)     (4,604,563)
                                                           ----------     ----------      ----------
Net capitalized costs                                      $  771,457     $  868,090      $  855,247
                                                           ==========     ==========      ==========


B. Cost incurred in oil and gas property acquisition, exploration and development activities (unaudited)

     The following table sets forth costs incurred in oil and gas property acquisition, exploration and development activities, including capital expenditures, for each of the respective periods:

                                                Nine months ended         Year ended March 31,
                                                December 31,              --------------------
                                                1995                      1995            1994
                                                ------------------        ----            ----
      Unproved property acquisition             $  4,430                  $ 82,743        $ 32,186
      Proved property acquisition                 51,397                    64,640         128,539
      Exploration                                 36,616                    12,058          65,052
      Development                                 71,166                    30,446          53,043
                                                --------                  --------        --------
                                                $163,609                  $189,887        $278,820
                                                ========                  ========        ========


C.   Oil and gas reserve quantities (unaudited)

     The following unaudited information summarizes the Company's net ownership interests in proved oil and gas reserves and related data. Estimates of oil and gas reserves are made annually by the Company's independent petroleum engineers. The determination of these reserves is a complex and highly interpretive process subject to continual revision as additional information becomes available. In most cases, a relatively accurate determination of reserves may not be possible for several years due to the time needed for development, drilling, testing and studies of the reservoirs.

     The quantities of proved crude oil and natural gas reserves presented below include only those amounts which the Company reasonably expects to recover in the future from known oil and gas reservoirs under the existing economic and operating conditions and which are located entirely in the United States. Therefore, proved reserves are limited to those quantities that are recoverable commercially at current prices and costs under existing regulatory practices and with existing technology. Accordingly, any changes in future prices, costs, regulations, technology and other factors could significantly increase or decrease valuation estimates.

                                           Crude Oil and Condensate (Barrels)        Natural Gas (Mcf)
                                           ----------------------------------        -----------------
                                           Nine                                      Nine
                                           Months                                    Months
                                           ended     Year Ended March 31,            ended           Year Ended March 31,
                                           Dec. 31,  --------------------            Dec. 31,        --------------------
                                           1995      1995       1994                 1995            1995        1994
                                           ----      ----       ----                 ----            ----        ----
Proved developed and undeveloped
  reserves at beginning of year            237,286   224,916    227,464              2,851,198       2,187,366     954,208
Sale of proved reserves                          -         -          -                     -                -
(6,585)
Purchase of proved reserves                  7,691       325     26,653              2,152,212         681,915     635,621
Revisions of previous estimates            (91,075)   26,115    (27,034)                16,162         192,732     571,054
New discoveries and extensions              12,610     6,663     24,968                117,535               -     186,877
Production                                 (18,526)  (20,733)   (27,135)              (180,223)       (210,815)  (153,809)
                                           -------   -------    -------              ---------       ---------   ---------
Proved developed and undeveloped
 reserves at end of year                   147,986   237,286    224,916              4,956,884       2,851,198   2,187,366
                                           =======   =======    =======              =========       =========   =========
Proved developed reserves at end
 of year                                   140,870   216,006    180,093              2,817,700       1,515,226   2,093,192
                                           =======   =======    =======              =========       =========   =========


D. Standardized measure of discounted future net cash flows relating to proved reserves (unaudited)

     Certain assumptions used in computing the standardized measure and their inherent limitations are discussed below. The Company believes this discussion is essential for a proper understanding and assessment of the data presented.

     The tables below present the standardized measure of future net cash flows relating to proved reserves and the changes therein computed in accordance with the methodology prescribed by the Financial Accounting Standards Board (FASB). The FASB requires the following specified assumptions be followed when computing the standardized measure:

     Proved reserves: Only "proved" reserves are included in the valuation. The FASB adopted the Securities and Exchange Commission and Department of Energy definition of proved reserves. Excluded from the definition are estimates of potential or possible reserves associated with existing proved or unproved properties, which often are a significant factor in the Company's investment decision-making process.

     Current prices: Expected revenues are based on oil and gas prices representative of actual prices existing at year-end. Expected increases because of inflation or anticipated Federal regulatory changes and actual price changes since year-end are not considered until actually in effect.

     Current costs: Production and development costs related to future production of proved reserves are based on cost levels existing at the end of the year for which those estimates were made and assume continuation of existing economic conditions. Therefore, adjustments for inflation or other anticipated cost changes are not included in these forecasts until the actual cost changes are realized.

     Income taxes: Because it is estimated that the Company will not pay a significant amount of taxes in the foreseeable future, no income tax provision has been made for any year presented.

     Ten percent (10%) discount: Future net cash flows from oil and gas production for December 31, 1995, March 31, 1995 and 1994 have been discounted at ten percent (10%).

     The assumptions used to compute the standardized measure are those required by the FASB and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth.

     The limitations inherent in the reserve quantity estimation process previously described are equally applicable herein because these estimates are the basis for the valuation process. Assigning monetary values to such quantity estimates does not reduce the subjective and ever-changing nature of such reserve estimates.

     Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to errors inherent in predicting the future, variations from the expected production rate could also result directly or indirectly from factors outside of the Company's control, such as unintentional delays in development, environmental concerns, changes in prices and regulatory controls.

     The standardized measure does not necessarily reflect the amounts that would be incurred to obtain an equivalent amount of oil and gas reserves, nor would the Company necessarily be willing to sell the existing reserves for those amounts. Numerous other factors in addition to those used in the valuation must be considered by the Company when allocating funds to the exploration and development of known and prospective oil and gas reserves.

       Standardized measure of discounted future net cash flows relating to proved reserves (unaudited)

                                                     December 31,    March 31,       March 31,
                                                     1995           1995             1994
                                                     ------------    ---------       ---------
  Future estimated cash inflows                      $11,571,416     $8,002,057      $7,420,781
  Future estimated production and
    development costs                                  4,692,741      3,349,010       2,476,827
                                                     -----------     ----------      ----------
  Future estimated net cash flows                      6,878,675      4,653,047       4,943,954

  Discount to reduce estimated net cash flows
    to present value                                   2,874,080      1,535,012       1,982,735
                                                     -----------     ----------      ----------
  Standardized measure of discounted future net
    cash flows relating to proved reserves           $ 4,004,595     $3,118,035      $2,961,219
                                                     ===========     ==========      ==========


                                                MINERAL DEVELOPMENT, INC.

                                      SUMMARY OF CHANGES IN STANDARDIZED MEASURE OF
                                        DISCOUNTED FUTURE NET CASH FLOWS RELATING
                                             TO PROVED RESERVES (UNAUDITED)
                                                                     Nine months
                                                                     ended           Year ended March 31,
                                                                     December 31,   --------------------
                                                                     1995           1995             1994
                                                                     ----            ----            ----
Changes in discounted net cash flows:
  Increases (decreases):
    Additions to proved reserves resulting from extensions
      and discoveries less related costs                             $  193,900      $   74,924      $  478,479
    Purchases of proved reserves                                      1,436,568         349,368         567,576
    Accretion of discount                                               233,853         296,122         222,164
    Sales of oil and gas, net of production costs of $333,444,
      $403,541 and $458,891, respectively                              (226,400)       (222,249)       (256,185)
    Revisions of previous estimates:
      Changes in prices and production costs                            136,251        (537,607)       (593,274)
      Changes in quantities                                            (887,612)        196,258         342,073
    Sales of proved reserves                                                  -              -           (8,363)
    Other                                                                     -              -          (12,893)
                                                                     ----------      ----------      ----------
Net increase                                                            886,560         156,816         739,577

Beginning of year                                                     3,118,035       2,961,219       2,221,642
                                                                     ----------      ----------      ----------
End of year                                                          $4,004,595      $3,118,035      $2,961,219
                                                                     ==========      ==========      ==========


                                                MINERAL DEVELOPMENT, INC.

                                                       SCHEDULE II
                                     VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                           Additions
                                           Balance at      charged to                     Balance
                                           beginning       costs and      Other           at end
Description                                of year         expenses       changes         of year
- -----------                                ----------      ----------     -------         -------
Year ended March 31, 1994:
  Allowance for doubtful accounts          $38,297         $    -         $(6,467)*       $31,830
                                           =======         ======         =======         =======
Year ended March 31, 1995:
  Allowance for doubtful accounts          $31,830         $    -         $     -         $31,830
                                           =======         ======         =======         =======
Nine months ended December 31, 1995:
  Allowance for doubtful accounts          $31,830         $6,500         $(1,274)*       $37,056
                                           =======         ======         =======         =======


- -------------------------------
* Doubtful accounts written-off.


                   MARKET INFORMATION AND DIVIDENDS

Market Information

     During the past few years, the Company has not met certain of the criteria required for listing on The Nasdaq Stock Market's National Market or Small Cap Market. Since October 1993, certain quotations (high and low bid prices) for the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), have been published periodically on the OTC Bulletin Board under the symbol "MDVP," but there has been limited trading in the Common Stock. OTC Bulletin Board quotations for the 1994 and 1995 calendar years and for 1996 through April 1, 1996 were as follows:

                Calendar Years                       High     Low
                --------------                       ----     ---
                1994
                ----
                First Quarter                        $ 3/8    $ 1/4
                Second Quarter                        5/16     3/16
                Third Quarter                          1/2     3/16
                Fourth Quarter                         1/2      3/8

                1995
                ----
                First Quarter                        $ 5/8    $ 3/8
                Second Quarter                         5/8      1/4
                Third Quarter                          1/2      1/4
                Fourth Quarter                         1/2     5/16

                1996
                ----
                First Quarter (through April 1)      $ 1/2    $5/16


     The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

     The Company is attempting to comply with certain listing criteria, including minimum equity, share price, public float and market maker requirements and intends to reapply for inclusion of its Common Stock on The Nasdaq Stock Market's National Market or Small Cap Market when the Company is able to satisfy such requirements. The Company cannot insure that it will be successful in any reapplication to have the Common Stock quoted on The Nasdaq Stock Market's National Market or Small Cap Market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Dividends

     The Company has not paid any cash dividends on its Common Stock, and does not anticipate that dividend payments will be made in the foreseeable future. The Board of Directors of the Company presently plans to retain the Company's earnings, if any, to finance the development and expansion of the Company's operations. Future dividend policy is subject to the discretion of the Board of Directors and will depend on a number of factors, including future earnings, capital requirements and the financial condition of the Company.

                               DIRECTORY

DIRECTORS

David N. Fitzgerald
Chairman of the Board,
President and Chief Executive
Officer of Mineral Development,
Inc.

Glenn L. Seitz
Treasurer of Mineral
Development, Inc.

Richard D. Collins
Independent Financial
Consultant

John A. Schlensker
Independent Drilling Consultant

William R. Granberry
President of Tom Brown, Inc.

OFFICERS

David N. Fitzgerald
President and Chief Executive
Officer

Glenn L. Seitz
Treasurer

Richard D. Collins
Secretary

Sharon L. Figueroa
Assistant Secretary

EXECUTIVE OFFICES

9400 N. Central Expressway
Suite 1209
Dallas, Texas  75231
Telephone:  (214) 368-2084

LEGAL COUNSEL

Arter & Hadden
1717 Main Street
Suite 4100
Dallas, Texas  75201

AUDITORS

Belew Averitt LLP
2020 Plaza of the Americas
RPR Tower
Dallas, Texas  75201

TRANSFER AGENT

IData, Inc.
14675 Midway
Suite 221
Dallas, Texas 75244

                    TRANSITION REPORT ON FORM 10-K

THE COMPANY, WITHOUT CHARGE, WILL PROVIDE TO EACH SHAREHOLDER, UPON WRITTEN REQUEST, A COPY OF THE COMPANY'S TRANSITION REPORT ON FORM 10-K INCLUDING FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES, BUT WITHOUT EXHIBITS, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE NINE MONTH TRANSITION PERIOD ENDED DECEMBER 31, 1995. WRITTEN REQUESTS FOR SUCH FORM 10-K SHOULD BE DIRECTED TO SECRETARY, MINERAL DEVELOPMENT, INC., 9400
N. CENTRAL EXPRESSWAY, SUITE 1209, DALLAS, TEXAS  75231.

                       MINERAL DEVELOPMENT, INC.
                      9400 N. Central Expressway
                              Suite 1209
                         Dallas, Texas  75231